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                             April 7, 2021

       Larry Sorsby
       Chief Financial Officer
       Hovnanian Enterprises Inc.
       90 Matawan Rd, Fifth Floor
       Matawan, NJ 07747

                                                        Re: Hovnanian
Enterprises Inc.
                                                            Form 10-K for the
year ended October 31, 2020
                                                            Filed December 22,
2020
                                                            File No. 001-08551

       Dear Mr. Sorsby:

              We have reviewed your March 24, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 25, 2021 letter.

       Form 10-K for the year ended October 31, 2020

       Note 3. Summary of Significant Accounting Policies, page 64

   1. We note your response to comment 1in which you state that you recognize revenue for home sales in
accordance with ASC 606-10 when the title is conveyed to the buyer, adequate initial and
continuing investments have been received and there is no continued
                                                        involvement. It is
unclear how this policy complies with the provisions of ASC 606-10-
                                                        25-3, which requires
revenue to be recognized when control is transferred to a customer.
                                                        Please clarify your
disclosure. Additionally, expand your disclosure to discuss how the
                                                        Company accounts for
sales commissions paid in advance of closing, to the extent
                                                        material. Tell us if
the Company typically offers customers sales incentives and the nature of those incentives. To
the extent material, expand your disclosure to highlight the amounts of such
incentives for each of the periods presented and how the Company
 Larry Sorsby
Hovnanian Enterprises Inc.
April 7, 2021
Page 2
         accounts for such incentives, including their impact on the determination of transaction price.
Note 9. Senior Notes and Credit Facilities, page 73

2. We note your response to comment 2. In order to better understand the Company's determination that it was experiencing financial difficulties, please further tell us how you considered the guidance in ASC 470-60-55-7 through ASC 470-60-55-9.
          Notwithstanding your determination that you were experiencing financial difficulties, tell us what consideration you gave to including a discussion of the fiscal year 2020 exchange and refinancing transactions within the Liquidity and Capital resources section of your
         MD&A to highlight the facts and circumstances that led to such transactions, including the reasons for your creditors' willingness to accept such exchange. Given the
         Company's determination that it was experiencing financial difficulties as defined in ASC
         470-60, please confirm to us that in future filings you will fully address any material known uncertainties or trends regarding the Company's inability to obtain financing from creditors at the then-current market rates. Please refer to Item 303(a) of Regulation S-K.


Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3. We note your response to comment 3. In future filings, please include clarifying disclosure similar to what is noted in your response outlining the reasons for the significant difference in the amount of your share of net income from your investments in unconsolidated entities compared to the aggregate joint venture income given the expectation that for such entities your ownership percentages would typically be between
         20% and 50%.
      You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at
202-551-
3429 with any other questions.



FirstName LastNameLarry Sorsby                                 Sincerely,
Comapany NameHovnanian Enterprises Inc.
                                                               Division of
Corporation Finance
April 7, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName